Exhibit 3(i)

CERTIFICATE OF DESIGNATIONS OF THE SERIES A PREFERRED STOCK OF REGEN BIOPHARMA, INC.

(“CORPORATION”)

(PURSUANT TO NRS 78.1955)

Section 1. Designation and Amount.

The shares of this series of preferred stock will be designated as Series A Preferred Stock (the “Series A Preferred”) which series shall consist of ninety million (90,000,000) shares having a par value of $.0001 per share.

Section 2. Voting Rights.

(a) Voting. With respect to each matter submitted to a vote of stockholders of the Corporation, each holder of Series A Preferred Stock shall be entitled to cast that number of votes which is equivalent to the number of shares of Series A Preferred Stock owned by such holder times one (1).

(b) Class Vote. Except as otherwise required by law, holders of Common Stock, other series of Preferred issued by the Corporation, and Series A Preferred Stock shall vote as a single class on all matters submitted to the stockholders.

Section 3. Dividends.

(a)	Holders of the Series A Preferred Stock will be entitled to receive, when, as and if declared by the board of directors of the Corporation (the “Board”) out of funds of the Corporation legally available therefore, non-cumulative cash dividends of $0.01 per quarter.
(b)	In the event any dividends are declared or paid or any other distribution is made on or with respect to the Common Stock , the holders of Series A Preferred Stock as of the record date established by the Board for such dividend or distribution on the Common Stock shall be entitled to receive, as additional dividends (the “Additional Dividends”) an amount (whether in the form of cash, securities or other property) equal to the amount (and in the form) of the dividends or distribution that such holder would have received had each share of the Series A Preferred Stock been one share of the Common Stock, such Additional Dividends to be payable on the same payment date as the payment date for the Common Stock.

Section 4. Rights on Liquidation.

Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary (collectively, a “Liquidation”), before any distribution or payment shall be made to any of the holders of Common Stock or any other series of preferred stock, the holders of Series A Preferred Stock shall be entitled to receive out of the assets of the Company, whether such assets are capital, surplus or earnings, an amount equal to $0.01 per share of Series A Preferred (the “Liquidation Amount”) plus all declared and unpaid dividends thereon, for each share of Series A Preferred held by them.

If, upon any Liquidation, the assets of the Company shall be insufficient to pay the Liquidation Amount, together with declared and unpaid dividends thereon, in full to all holders of Series A Preferred, then the entire net assets of the Company shall be distributed among the holders of the Series A Preferred, ratably in proportion to the full amounts to which they would otherwise be respectively entitled and such distributions may be made in cash or in property taken at its fair value (as determined in good faith by the Board), or both, at the election of the Board.